2900 Westchester Avenue Purchase, New York 10577 UNISEX CONTRACT ENDORSEMENT Thank you for choosing Jackson National Life Insurance Company of New York®, hereinafter referred to as "the Company" or "Jackson of New York®". This endorsement is made a part of the Contract to which it is attached. For the purposes of this endorsement, certain provisions of Your Contract are amended as described below. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control. The Contract is amended as follows: 1) The MISSTATEMENT OF AGE AND/OR GENDER provision is deleted in its entirety and replaced with the following: "MISSTATEMENT OF AGE. If there is a misstatement of the Owner's or Annuitant's age the payments will be those that the Premiums paid would have purchased at the correct age. Any underpayments or overpayments will be adjusted immediately by the Company using an interest rate of 1% either as a credit to or charge against the succeeding payments by the Company." 2) The PROOF OF AGE, GENDER AND/OR SURVIVAL provision is deleted in its entirety and replaced with the following: "PROOF OF AGE AND/OR SURVIVAL. The Company may require satisfactory proof of correct age at any time. If any payment under this Contract depends on the Annuitant, Owner or Beneficiary being alive, the Company may require satisfactory proof of survival." 3) The TABLE OF INCOME OPTIONS is deleted in its entirety and replaced by the following: 7726NY

TABLE OF INCOME OPTIONS

The following table is for a Contract whose net proceeds are $1,000, and will apply pro rata to the amount payable under this Contract.

UNDER OPTION 4		MONTHLY INSTALLMENT UNDER OPTIONS 1 OR 3							
No. of Monthly Install-ments	Monthly Install-ments	Age of Annui-tant	No. of Mos. Certain			Age of Annui-tant	No. of Mos. Certain		
		Unisex	Life	120	240	Unisex	Life	120	240
60	17.09	40	2.27	2.26	2.25	68	4.50	4.38	3.93
72	14.31	41	2.30	2.30	2.29	69	4.67	4.53	4.01
84	12.33	42	2.34	2.34	2.33	70	4.85	4.69	4.08
96	10.84	43	2.39	2.38	2.37	71	5.05	4.85	4.15
108	9.68	44	2.43	2.43	2.41	72	5.26	5.02	4.21
120	8.76	45	2.47	2.47	2.45	73	5.48	5.20	4.27
132	8.00	46	2.52	2.52	2.50	74	5.73	5.39	4.33
144	7.37	47	2.57	2.57	2.54	75	6.00	5.59	4.38
156	6.84	48	2.62	2.62	2.59	76	6.29	5.80	4.42
168	6.38	49	2.68	2.67	2.64	77	6.61	6.01	4.46
180	5.98	50	2.74	2.73	2.69	78	6.96	6.23	4.49
192	5.64	51	2.80	2.79	2.74	79	7.33	6.45	4.52
204	5.33	52	2.86	2.85	2.80	80	7.75	6.67	4.54
216	5.06	53	2.93	2.91	2.85	81	8.20	6.88	4.55
228	4.82	54	3.00	2.98	2.91	82	8.70	7.10	4.57
240	4.60	55	3.07	3.05	2.98	83	9.24	7.30	4.58
252	4.40	56	3.15	3.13	3.04	84	9.83	7.50	4.58
264	4.22	57	3.23	3.20	3.10	85	10.47	7.68	4.59
276	4.06	58	3.31	3.29	3.17	86	11.17	7.85	4.59
288	3.90	59	3.40	3.37	3.24	87	11.93	8.00	4.59
300	3.77	60	3.50	3.46	3.32	88	12.76	8.14	4.59
312	3.64	61	3.60	3.56	3.39	89	13.65	8.25	4.60
324	3.52	62	3.71	3.66	3.46	90	14.61	8.36	4.60
336	3.41	63	3.82	3.76	3.54	91	15.65	8.44	4.60
348	3.31	64	3.94	3.87	3.62	92	16.77	8.51	4.60
360	3.21	65	4.07	3.99	3.70	93	18.00	8.57	4.60
		66	4.20	4.11	3.78	94	19.33	8.62	4.60
		67	4.35	4.24	3.85	95	20.76	8.65	4.60

Note: Due to the length of the information, factors for Option 2 are available from the Service Center upon Your request. You may contact our Service Center as specified on the cover page of the Contract.

BASIS OF COMPUTATION. The actuarial basis for the Table of Income Options is the 2012 Individual Annuity Mortality Period Table, with an assumed net investment rate of 1.00% and a 0% expense load. The interest rate used in the present value calculation referred to in Options 3 and 4 will be determined by the Company, but in no instance will it be greater than the rate used to calculate the initial payment. The Table of Income Options does not include any applicable tax.

Signed for the Jackson National Life
Insurance Company of New York



President

SPECIMEN

7726NY

2